ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.

STATEMENT OF FINANCIAL CONDITION

JULY 1, 2022

(expressed in U.S. dollars)



INDEPENDENT AUDITORS' REPORT

To the Directors of
Ernst & Young Corporate Finance (Canada) Inc.

Opinion on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of Ernst & Young Corporate Finance (Canada) Inc. (the "Company") as of July 1, 2022 and the related notes (collectively referred to as the Statement of Financial Condition"). In our opinion, the Statement of Financial Condition presents fairly, in all material respects, the financial position of the Company as of July 1, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

This Statement of Financial Condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Statement of Financial Condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement of Financial Condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Statement of Financial Condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Statement of Financial Condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Statement of Financial Condition. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditors since June 27, 2008.

Zeifmans LLP

Toronto, Ontario
August 22, 2022

Chartered Professional Accountants
Licensed Public Accountants

201 Bridgeland Avenue | Toronto
Ontario | M6A 1Y7 | Canada

zeifmans.ca
T: 416.256.4000

Zeifmans LLP is a member of Nexia International, a worldwide network of independent accounting and consulting firms.

A member of
Nexia International

ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.
(Incorporated Under the Laws of Canada)
STATEMENT OF FINANCIAL CONDITION
AS AT JULY 1, 2022
(with comparative figures as at July 2, 2021)
(expressed in U.S. dollars)

ASSETS

	2022	2021
CURRENT		
Cash	**$ 1,462,786**	$ 1,351,051
Due from affiliates (note 4)	**2,197**	3,109
Government remittances recoverable	**986**	416
	1,465,969	1,354,576
OTHER		
Deferred income taxes (note 5)	**42,375**	42,098
TOTAL ASSETS	**$ 1,508,344**	$ 1,396,674

LIABILITIES

	2022	2021
CURRENT		
Accounts payable and accrued liabilities	**$ 29,450**	$ 30,304
Due to affiliate (note 4)	**855,871**	742,581
TOTAL LIABILITIES	**885,321**	772,885
STOCKHOLDER'S EQUITY		
COMMON SHARES (note 6)	**738,373**	738,373
ADDITIONAL PAID-IN CAPITAL	**300,000**	300,000
DEFICIT	**(415,350)**	(414,584)
TOTAL STOCKHOLDER'S EQUITY	**623,023**	623,789
	$ 1,508,344	$ 1,396,674

Approved and authorized for issue by the Company's board of directors on August 22, 2022.

Tony A Ianni
Digitally signed by Tony A Ianni
DN: cn=Tony A Ianni, email=Tony.A.Ianni@ca.ey.com
Date: 2022.08.25 20:39:18 -04'00'
DIRECTOR

[signature] DIRECTOR

See accompanying notes to statement of financial condition.

(amounts expressed in U.S. dollars)

1. BASIS OF PRESENTATION

Ernst & Young Corporate Finance (Canada) Inc. (the "Company") was incorporated on November 12, 2002 under the Canada Business Corporations Act and commenced operations on October 23, 2003 as a licensed member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is registered with the United States Securities and Exchange Commission (the "SEC") as a broker-dealer. The Company is wholly-owned by EY Advisory Services Inc. ("EYAS").

The Company's principal activities include providing customized financing, transaction advice and facilitation of financing information to companies engaged in cross-border business activities. The Company does not carry securities accounts for customers or perform custodial actions for customers' securities.

The Company's fiscal year end date is determined as the Friday closest to June 30. In the current year, the year-end date was July 1, 2022 and in fiscal 2021 the closest Friday to June 30 fell on July 2, 2021.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) General -

The Company's accounting policies are in accordance with United States generally accepted accounting principles ("GAAP") and are applied consistently.

(b) Cash and cash equivalents –

Cash and cash equivalents are comprised of balances with banks and short-term investments with original maturities of less than 90 days.

(c) Financial instruments -

Financial instruments are classified into one of five categories: held for trading ("HFT"), held-to-maturity ("HTM"), loans and receivables, available for sale ("AFS"), or other financial liabilities.

Effective July 1, 2019, equity instruments not measured under the equity method are measured at fair value, in place of the above classifications.

The classification is determined at initial recognition and depends on the nature and purpose of the financial instruments.

(i) HFT financial instruments -

HFT financial instruments include assets and liabilities that are held for trading or designated upon initial recognition as HFT. These financial instruments are measured at fair value. A financial instrument is classified as held for trading if it has been acquired principally for the purpose of selling in the near future; it is a part of an identified portfolio of financial instruments that the Company manages and has an actual pattern of short-term profit-taking; or it is a derivative that is not designated and effective as a hedging instrument. The Company classifies cash and due from/to affiliates as HFT.

(ii) HTM financial instruments -

Financial instruments having a fixed maturity date and fixed or determinable payments, where the Company intends and has the ability to hold the financial instrument to maturity, are classified as HTM and measured at amortized cost using the effective interest rate method. Currently the Company has no HTM financial instruments.

(iii)   Loans and receivables -

Items classified as loans and receivable are measured at amortized cost using the effective interest method. Currently, the Company has no financial instruments classified as loans and receivables.

(iv)   AFS financial instruments -

AFS financial instruments are those financial assets that are not classified as HFT, HTM or loans and receivable and are measured at fair value. Currently, the Company has no AFS financial instruments.

(v)   Other financial liabilities -

Other financial liabilities are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method. The Company has classified accounts payable and accrued liabilities as other financial liabilities.

Financial instruments recorded at fair value in the financial statements are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3 - valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(d)   Income taxes -

The Company estimates its income taxes in the tax jurisdiction in which it operates prior to the completion and filing of tax returns for such periods. This process involves estimating actual current tax expense together with assessing temporary differences in the treatment of items for tax purposes versus financial accounting purposes that may create net deferred tax assets and liabilities. The Company accounts for income taxes under the asset and liability method, which requires, among other things, that deferred income taxes be provided for temporary differences between the tax bases of the Company's assets and liabilities and their financial statement reported amounts. In addition, deferred tax assets are recorded for the future benefit of utilizing net operating losses, credit carryforwards and other deferred tax assets.

A valuation allowance is established to reduce tax assets if it is more likely than not that all or some portions of such deferred tax assets will not be realized.

The calculation of unrecognized tax benefits involves dealing with uncertainties in the application of complex global tax regulations. Management regularly assesses the Company's tax positions in light of legislative, bilateral tax treaty, regulatory and judicial developments in the countries in which the Company does business.

(e)   Foreign currency translation -

Portions of the Company's balances are denominated in foreign currencies. Assets and liabilities are translated to U.S. dollars at the exchange rate in effect at the statement of financial condition date.

(f) **Measurement uncertainty -**

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Areas of significant estimate are deferred income taxes, which are subject to uncertainty associated with tax rates, interpretations by the tax authorities and assumptions about the Company's operations in future year, and allowance for doubtful accounts.

(g) **Recent accounting pronouncements –**

From time to time, new accounting pronouncements are issued by FASB or other standard setting bodies that are adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of other recently issued standards that are not yet effective will not have a material impact on the Company's financial statements upon adoption.

3. **FINANCIAL INSTRUMENTS**

The Company has classified its financial instruments as follows:

		2022		2021
Held for trading, measured at fair value:				
Assets				
Cash	$	1,462,786	$	1,351,051
Due from affiliates	$	2,197	$	3,109
Liabilities				
Due to affiliates	$	855,871	$	742,581
Financial liabilities, measured at amortized cost:				
Amounts payable and accrued liabilities	$	29,450	$	30,304

Due to the short-term nature, the fair values of the Company's financial instruments approximate their carrying values. At the current time the Company categorizes cash measured at fair value to be Level 1 and due from/to affiliates to be Level 3.

Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or currency risk arising from these financial instruments. The Company is subject to credit risk through its due from affiliates. The Company does not believe that it is exposed to an unusual level of credit risk. The Company's cash is held at one financial institution. The Company limits its cash investments to high-quality financial institutions in order to minimize its credit risk.

4. **RELATED PARTY BALANCES**

The Company does not have staff and depends on Ernst & Young Orenda Corporate Finance Inc. ("EYOCF"), a company under common control, for all its staffing needs. The Company services EYOCF clients through a subcontract arrangement with EYOCF, whereby the Company charges EYOCF based on an amount equal to time spent by EYOCF staff at their standard Canadian billing rates.

On March 1, 2003, the Company and EYOCF entered into a Services Agreement (the "Agreement") whereby the Company engaged EYOCF to provide certain services on the Company's behalf. The Agreement was amended effective July 1, 2005 (the "Amended Agreement"). In accordance with the Amended Agreement, charges and payments for the services in each fiscal year are based on an amount equal to time spent charged at agreed upon rates as defined in the Amended Agreement. At July 1, 2022, the Company has a net amount payable to EYOCF and to Member Firms of of $848,856 ($742,581 at July 2, 2021) and $7,015 ($nil at July 2, 2021), respectively, and such amounts are included under "Due to affiliates".

The Company also enters into contracts with other member firms of Ernst & Young Global Limited ("Member Firms") to provide certain services on the Member Firms' behalf. The Company uses staff provided by EYOCF to provide such services. The Company charges Member Firms based on an amount equal to time spent by EYOCF staff at the agreed upon rates as defined in the individual subcontract agreement with each of the Member Firms with which it deals. At July 1, 2022, the Company has an amount receivable from Member Firms of $2,197 ($3,109 at July 2, 2021), and such amount is included under "Due from affiliate".

The balances above are receivable and payable on demand and have arisen from the provision of services.

5.   INCOME TAXES

Significant components of the Company's deferred tax asset are as follows:

	2022	2021
Non-capital loss carryforwards	$ 46,066	$ 54,439
Foreign currency translation	(3,691)	(12,341)
	$ 42,375	$ 42,098

The Company has loss carryforwards of $173,832 for federal and provincial income tax purposes which expire as follows:

In the year ending 2039	$ 110,580
2041	63,252
	$ 173,832

6.   SHARE CAPITAL

The Company has an unlimited number of authorized common shares of which 738,373 are issued and outstanding.

7.   NET CAPITAL REQUIREMENT

As a registered broker-dealer under the Securities Exchange Act of 1934 and member of FINRA, the Company is subject to the SEC's Uniform Net Capital rule 15c3-1 (the "Rule") of the Act. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. As of July 1, 2022, the Company had net capital of $577,465 (2021 - $578,166), which exceeded minimum net capital requirements by $327,465 (2021 - $328,166).